EXHIBIT 23.2

                         CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Pioneer American Holding Company Corp.

We consent to incorporation by reference in the registration statement on Form S-3 of NBT Bancorp Inc., related to the registration of shares on behalf of and for Mr. David T. Griffith, filed by NBT Bancorp Inc. under the Securities Act of 1933, of our audit report dated January 21, 2000, relating to the consolidated balance sheets of Pioneer American Holding Company Corp. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999 which report appears in the December 31, 1999 annual report on Form 10-K of Pioneer American Holding Company Corp., and to the reference to our firm under the heading "Experts" in the Prospectus.


/s/ KPMG LLP
KPMG LLP
Philadelphia, Pennsylvania
June 26, 2000